

3/16/2004

04002078

S   COMMISSION

OMB APPROVAL
OMB Number: 3234-0123
Expires: October 31, 2004
Estimated average burden
hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 46244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___**01/01/03**___ AND ENDING ___**12/31/03**___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Vantage Investments LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

400 Northwinds Center West, Suite 625, 11605 Haynes Bridge Road
(No. and Street)

Alpharetta   **Georgia**   **30004**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Buehler   **(770) 346-0545**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Thomas M. Buehler** _____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

First Vantage Investments, LLC _____ , as

of _____ **December 31** _____ , **2003**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

FIRST VANTAGE INVESTMENTS LLC
(Formerly Register & Akers Capital Advisors, LLC)
Financial Statements and Schedules
as of December 31, 2003
With
Report of Independent Auditor

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS
2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Owner of
First Vantage Investments LLC:

We have audited the accompanying statement of financial condition of First Vantage Investments LLC, (formerly Register & Akers Capital Advisors, LLC), which is wholly-owned by First Vantage Holdings LLC, as of December 31, 2003 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Vantage Investments LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 4, 2004
Atlanta, Georgia

FIRST VANTAGE INVESTMENTS LLC
(Formerly Register & Akers Capital Advisors, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	6,371
Clearing deposit		100,036
Total assets	$	106,407

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	1,400
Due to related company		2,500
Total liabilities		3,900
Member's Equity		102,507
Total liabilities and member's equity	$	106,407

The accompanying notes are an integral part of these financial statements.

FIRST VANTAGE INVESTMENTS LLC
(Formerly Register & Akers Capital Advisors, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 136,974
Total revenues	136,974
EXPENSES:	
Employee compensation and benefits	157,924
Management fee	5,000
Communications	3,349
Occupancy	3,968
Other operating expenses	21,207
Total expenses	191,448
NET (LOSS)	$ (54,474)

The accompanying notes are an integral part of these financial statements.

FIRST VANTAGE INVESTMENTS LLC
(Formerly Register & Akers Capital Advisors, LLC)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(54,474)
Noncash items included in net loss:		
Increase in clearing deposit		(100,036)
Increase in accounts payable		1,400
Increase in due to related party		2,500
Net cash used by operating activities		(150,610)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		157,000
Capital withdrawal		(6,445)
Net cash provided by financing activities		150,555
NET DECREASE IN CASH		(55)
CASH, at beginning of year		6,426
CASH, at end of year	$	6,371

The accompanying notes are an integral part of these financial statements.

FIRST VANTAGE INVESTMENTS LLC
(Formerly Register & Akers Capital Advisors, LLC)
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2003

Balance, December 31, 2002	$	6,426
Capital contributions		157,000
Capital withdrawal		(6,445)
Net loss		(54,474)
Balance, December 31, 2003	$	102,507

The accompanying notes are an integral part of these financial statements.

CORPORATE ORGANIZATION AND BUSINESS

First Vantage Investments LLC, formerly known as Register & Akers Capital Advisors, LLC (the "Company"), was wholly-owned by Register & Akers Investments, Inc. ("Parent") until September 2003. Effective September 2003, approximately 25% of the Company was sold to First Vantage Holdings, LLC ("Holdings") and Holdings was granted an option to purchase the remaining 75% of the Company. The Company was formed during June 1993. Commencing during 2003, the Parent directed certain commissions from brokerage of securities to the Company.

The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the Securities Division of the state of Georgia.

At December 31, 2003, the Company's principle business activities under the new owners have not yet commenced. The Company's primary business will be to provide a trading platform for professional securities traders. It is anticipated that most of the Company's customers will be located in foreign countries.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

Income Taxes: The Company is organized as a Georgia Limited Liability Company, taxable as a partnership. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of its Parent.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $100,391 which was $95,391, in excess of its required net capital of $5,000.

RELATED PARTY TRANSACTIONS

Prior to October 2003, the Parent directed certain commissions from brokerage of securities to the Company and paid commissions on behalf of the Company equal to the directed commission revenue.

Prior to 2003, the Parent paid certain general and administrative expenses, pursuant to an informal administrative services agreement, on behalf of the Company.

Holdings paid substantially all of the Company's startup and other costs, including payment of the purchase price for Register & Akers Capital Advisors, LLC, incurred prior to November 2003. Effective December 2003, the Company pays management fees of $5,000 monthly for use of office furnishings and marketing services provided by Holdings.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

LEASES

Effective November 2003, the Company leases office premises under a sublease agreement which expires in March 2004. Rent expense under the agreement for 2003 was approximately $4,000.

OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

FIRST VANTAGE INVESTMENTS LLC
(Formerly Register & Akers Capital Advisors, LLC)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2003

COMPUTATION OF NET CAPITAL:

Total member's equity	$ 102,507
Less nonallowable assets	(116)
Less haircut on money market assets	(2,000)
Net capital	$ 100,391

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate indebtedness	$ 3,900

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$ 5,000

EXCESS NET CAPITAL $ 95,391

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 3.9%

FIRST VANTAGE INVESTMENTS LLC
(Formerly Register & Akers Capital Advisors, LLC)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2003

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2003

There are no material differences between the computation of net capital included in these financial statements and the net capital computation included in the Company's December 31, 2003 unaudited Focus Report filing. Therefore, no reconciliation is necessary.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Board of Directors of
First Vantage Investments LLC (Formerly Register & Akers Capital Advisors, LLC):

In planning and performing our audit of the financial statements of First Vantage Investments LLC for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by First Vantage Investments LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2003 and this report does not effect our report thereon dated February 4, 2004.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 4, 2004
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC